

PANHANDLE
R O Y A L T Y
C O M P A N Y

"An Exploration, Production and Mineral Company"

VIA FAX: 202-942-9528

April 14, 2005

Tracie Towner
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

RE: *Panhandle Royalty Company's Form 10-K for the period ending September 30, 2004
and Form 10-Q for the period-ending December 31, 2004. File No. 1-9210*

Dear Ms. Towner,

In reference to your letter of April 7, 2005 regarding Panhandle Royalty
Company's Financial Statements, I would offer the following, organized by your
comments:

Note 1- Summary of Significant Accounting Policies, page 28

As noted in your comment, the Company amortizes non-producing fee mineral rights
over 33 years. Further non-producing mineral rights are reclassified to producing
properties upon the completion of successful wells drilled on the location.

The Company has been in the business of owning and managing its fee mineral
properties since its inception in 1926. These fee mineral properties are owned in
perpetuity and have been accumulated over the life of the Company. These fee
minerals are located primarily within the Company's core producing area of the Mid-
continent and Southwest area of the United States, with eighty-two percent of the
acreage located in Oklahoma, New Mexico and Texas. As noted in our Form 10-K for
the period ending September 30, 2004, Panhandle owns approximately 259,000 net
fee mineral acres, of which approximately 39,500 are producing and 220,000 acres
are non-producing. The non-producing acres are made up of approximately 7,500
individual tracts of fee minerals, or approximately 30 acres per tract. The total cost,
before accumulated amortization, for non-producing fee mineral acres is
approximately $9 million, or $41 per acre. While we have accumulated these fee
minerals over the life of the Company, approximately 69,000 net acres were added in
fiscal 2002 with the acquisition of Wood Oil Company. Since the early 1970's, the
Company has participated with a working interest in hundreds of oil and gas wells,

Page - 1 -

5400 N. Grand Blvd., Suite 210 ▼ Oklahoma City, OK 73112 ▼ Ph. (405) 948-1560 ▼ Fax (405) 948-2038 using its ownership of these fee mineral acres as the Company's ownership basis. The areas where the Company owns the majority of its fee mineral interests currently have and are expected to continue to have significant drilling activity, and as a result, we have and will continue to have new wells drilled each year. The fee mineral tracts are in known sedimentary basins, most in areas with several known producing horizons.

In determining the accounting for perpetual fee mineral properties, we follow the guidance in paragraph 28 of Statement 19. While we considered the fact that, like land, non-producing mineral rights represent perpetual ownership interests which in theory are not depleting (at least until such time as they begin producing), we concluded that paragraph 28 of Statement 19 was applicable. Paragraph 28 includes the following guidance:

> Impairment of individual unproved properties whose acquisition costs are relatively significant shall be assessed on a property-by-property basis, and an indicated loss shall be recognized by providing a valuation allowance. When an enterprise has a relatively large number of unproved properties whose acquisition costs are not individually significant, it may not be practical to access impairment on a property-by property basis, in which case the amount of loss to be recognized and the amount of the valuation allowance needed to provide for impairment of those properties shall be determined by amortizing those properties, either in the aggregate or by groups, on the basis of the experience of the enterprise in similar situations and other information about such factors as the primary lease terms of those properties, the averaged holding period of unproved properties, and the relative proportion of such properties on which proved reserves have been found in the past.

We concluded that the fee minerals meet the above criteria for aggregation (and amortization), as we clearly own a relatively large number of properties whose cost are individually not significant. As virtually all are in our core operating areas, we concluded that it is appropriate to amortize these on an aggregate basis.

Once the Company concluded that aggregate amortization was required under paragraph 28, we considered what period should be used. While determining the amortization period for purpose of paragraph 28 is subjective, we concluded that a relatively long life should be used. The following factors were considered:

- The mineral rights are perpetual; unlike leasehold rights, the Company's mineral rights do not expire; in many situations, the same mineral acreage is leased and drilled more than once.

- Unlike leasehold rights, which must be drilled within a short period of time or else the rights expire; the Company's mineral rights are a long-term investment. In fact, the Company is continuously adding to its investment in mineral rights in its core ownership areas.

- Fee minerals have, over time, consistently been transferred to producing properties as a result successful drilling.

- The period of development may in some cases take a number of years. Currently Panhandle has small interests in excess of 4,000 producing wells on these fee minerals. Each year Panhandle has around 200 new wells drilled on its properties. Thus, while development may be slow, it generally occurs at a consistent pace. From the inception of the Company in 1926 it wasn't until the late 1960's that meaningful drilling occurred on the Company's acreage. Development has been continuing since that time.

Given the above considerations, we concluded that amortization of these costs over a period of in excess of 30 years was appropriate. However, we also considered that for accounting purposes, the useful lives of assets are rarely in excess of 40 years. Therefore, we considered a life in the range of 30-40 to be appropriate, and we ultimately concluded that 33 years was appropriate and a conservative estimate within the range.

In addition to amortization of these costs over 33 years, the Company recently completed a study of the potential current value of its fee mineral acreage; based on this study we concluded that the fair value of the acreage is a several times multiple of the book value. This finding is consistent with our experience as we continue to acquire additional mineral rights.

The amounts of non-producing minerals and related accumulated amortization are included on Attachment A.

2. Item 9.A -- Controls and Procedures

Your comment is duly noted and the disclosure in future filings will be revised.

Panhandle Royalty Company understands it is responsible for the adequacy and accuracy of the disclosures in its filings, that any staff comments or changes to disclosures in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing and that Panhandle may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the above matters, please contact us at 405-948-1560.

Respectfully,



Michael C. Coffman
Vice President/CFO



HW Peace II
President/CEO

MCC:sjg

NON-PRODUCING FEE MINERAL ACREAGE

	FYE 9/30/04	FYE 9/30/03	FYE 9/30/02
Non-Producing minerals	$8,959,795	$9,057,499	$9,154,392
Accum amort - non-prod minerals	($2,366,018)	($2,126,812)	($1,901,188)
Net non-prod minerals	$6,593,777	$6,930,687	$7,253,204
Amort expense – non prod minerals	$273,085	$276,120	$278,189